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                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                          FirstSpartan Financial Corp.
                  ----------------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $0.01 per share
                 --------------------------------------------------
                        (Title of Class of Securities)


                                 337931-10-9
                          ----------------------------
                                (CUSIP Number)

                              December 31, 2000
                         ------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                              Page 1 of 5 pages

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--------------------------  ------------------------ ---------------------------
CUSIP NO. 337931-10-9                13G/A                Page 2 of 5 Pages
--------------------------  ------------------------ ---------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        First Federal Savings and Loan Association of Spartanburg
        Employee Stock Ownership Plan

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /__/
                                                        (b) /__/

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in South Carolina.

-----------------------  -------------------------------------------------------

     NUMBER OF      5    SOLE VOTING POWER
       SHARES                   374,699
    BENEFICIALLY
      OWNED BY    -----  -------------------------------------------------------
        EACH        6    SHARED VOTING POWER
     REPORTING                  158,838
       PERSON
        WITH       ----  -------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER
                                533,537

----   -------------------------------------------------------------------------
8      SHARED DISPOSITIVE POWER
                 0

----   -------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              533,537

----   -------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----   -------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           14.0% of 3,811,333 shares of Common Stock outstanding as of December 31, 2000.

----   -------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              EP

--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                               FIRST FEDERAL BANK
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                SCHEDULE 13G/A

Item 1(a)   Name of Issuer:
            FirstSpartan Financial Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            380 East Main Street
            Spartanburg, South Carolina  29302

Item 2(a)   Name of Person Filing:
            First Federal Savings and Loan Association of Spartanburg Employee Stock Ownership Plan
            Trustee:  The Southeastern Trust Company
                      Six Calendar Court
                      Suite One, Post Office Box 6438
                      Columbia, South Carolina  29260

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            380 East Main Street
            Spartanburg, South Carolina  29302

Item 2(c)   Citizenship:   Federally chartered stock savings
                           institution's employee stock benefit plan organized in South Carolina.

Item 2(d)   Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e)   CUSIP Number:     337931-10-9

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 2000, the reporting person beneficially owned 533,537 shares of the issuer. This number of shares represents 14.0% of the common stock, par value $0.01, of the issuer, based upon 3,811,333 shares of such common stock outstanding as of December 31, 2000. As of December 31, 2000, the reporting person has sole power to vote or to direct the vote of 374,699 of the shares and shares voting power over 158,838 shares. The reporting person has the sole power to dispose or direct the disposition of 533,537 shares of common stock.


                              Page 3 of 5 pages

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A




                              Page 4 of 5 pages

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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 7, 2001
                  --------------------------------------------
                                    (Date)

                           /s/ John H. Hudgens III
                  --------------------------------------------
                                 (Signature)

                             John H. Hudgens III
                  The Southeastern Trust Company, as Trustee
                  --------------------------------------------
                                 (Name/Title)









                              Page 5 of 5 pages